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                          November 12, 2021

       Margaret Dalesandro, Ph.D.
       Interim Principal Executive Officer and Chair of the Board
       OncoSec Medical Incorporated
       24 North Main Street
       Pennington, NJ 08534

                                                        Re: OncoSec Medical
Incorporated
                                                            Registration
Statement on Form S-3
                                                            Filed November 8,
2021
                                                            File No. 333-260850

       Dear Ms. Dalesandro:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Conlon
Danberg at (202) 551-4461 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Matthew Mamak, Esq.